UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41107

Codere Online Luxembourg, S.A.
(Translation of registrant's name into English)

7 rue Robert Stümper
L-2557 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Codere Online Luxembourg, S.A.

Explanatory note

Convening of annual general meeting of shareholders

On June 17, 2026, Codere Online Luxembourg, S.A. (the “Company”) announced its 2026 Annual General Meeting of Shareholders (“AGM”) to be held on June 30, 2026 at the registered office of the Company.

A press release regarding the AGM as well as the convening notice and a report from the Company’s board of directors addressing points 23 and 24 of the agenda are furnished as Exhibits 99.1, 99.2 and 99.3, respectively (and collectively the “Exhibits”), to this Report on Form 6-K.

The information in the attached Exhibits is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release dated June 17, 2026
99.2	Convening Notice to the General Meeting of Shareholders to be held on June 30, 2026
99.3	Report from the Company’s Board of Directors addressing points 23 and 24 of the agenda

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Codere Online Luxembourg, S.A.
(Registrant)

Date: June 17, 2026	By:	/s/ Marcus Arildsson
	Name:	Marcus Arildsson
	Title:	Chief Financial Officer